Exhibit 99.1
MEDIA CONTACT:	INVESTOR CONTACT:
Gil Messing	Kip E. Meintzer
Check Point Software Technologies	Check Point Software Technologies
press@checkpoint.com	ir@checkpoint.com

Check Point Software Technologies Appoints Brett Theiss as Chief Marketing
Officer to Drive Global Brand and Growth Strategy

Redwood City, CA – September 2, 2025 – Check Point Software Technologies Ltd. (NASDAQ: CHKP), a pioneer and global leader of cyber security solutions, today announced the appointment of Brett Theiss as Chief Marketing Officer (CMO). As CMO, Theiss will shape and accelerate Check Point’s global growth agenda, strengthening brand presence, fueling demand, and positioning the company for its next chapter of market leadership.

With more than two decades of technology and SaaS marketing leadership, Theiss will be responsible for shaping the external perception of Check Point’s cutting-edge security solutions and aligning marketing initiatives to accelerate growth and innovation across all markets.

“Brett’s track record of building global brands and delivering measurable growth makes him an outstanding addition to our leadership team,” said Nadav Zafrir, CEO at Check Point. “As organizations navigate the complexities of AI, cloud, and hybrid work, Brett’s leadership will ensure Check Point’s story is told with clarity, impact, and vision.”

Prior to joining Check Point, Theiss served as CMO at BeyondTrust and Anaplan, where he led brand transformations that drove significant revenue expansion. He also held senior roles at Xactly, Lumen Technologies, and AT&T, where he developed deep expertise in aligning marketing strategies with business outcomes and customer needs.

Recognized for building high-performing teams and driving growth through brand clarity, market differentiation, and deep customer engagement, Theiss has consistently delivered results at the intersection of marketing innovation and business performance. He holds a Bachelor’s degree in Business Administration from Millsaps College and a Master of Law from Texas A&M University.

“Check Point is at the forefront of protecting enterprises against the most advanced cyber threats, with a powerful story to tell,” said Brett Theiss, Chief Marketing Officer at Check Point. “I am thrilled to join this world-class team to further elevate the brand, deepen customer engagement, and help accelerate the company’s next phase of growth.”

Follow Check Point via:
X (Formerly known as Twitter): https://www.twitter.com/checkpointsw
Facebook: https://www.facebook.com/checkpointsoftware
Blog: https://blog.checkpoint.com
YouTube: https://www.youtube.com/user/CPGlobal
LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

© 2025 Check Point Software Technologies Ltd. All Rights Reserved	Page 1 of 2

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading protector of digital trust, utilizing AI-powered cyber security solutions to safeguard over 100,000 organizations globally. Through its Infinity Platform and an open garden ecosystem, Check Point’s prevention-first approach delivers industry-leading security efficacy while reducing risk. Employing a hybrid mesh network architecture with SASE at its core, the Infinity Platform unifies the management of on-premises, cloud, and workspace environments to offer flexibility, simplicity and scale for enterprises and service providers.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding future growth, the expansion of Check Point’s industry leadership, the enhancement of shareholder value and the delivery of an industry-leading cyber security platform to customers worldwide. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2024. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

© 2025 Check Point Software Technologies Ltd. All Rights Reserved	Page 2 of 2